UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 3, 2009

Commission File Number: 000-29008

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION ———————————————————————————————————
(Translation of registrant’s name into English)

Unit 1903, 19/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange of Convertible Note and Change of Outstanding Common Shares

As previously reported, on May 12, 2009, China Green Holdings Ltd. (the “CGHL”),
a wholly-owned subsidiary of China Technology Development Group Corporation (the
“Company”), issued a convertible note in principal amount of US$10,000,000 (the
“Convertible Note”) to CMTF Private Equity One (the “Subscriber”), pursuant to which the Convertible Note is, at the Subscriber’s option, either (a)
convertible into the outstanding ordinary shares of the CGHL, or (b)
exchangeable for the Company’s common stock.

In accordance with the terms of the Convertible Note and its amendment, the
Subscriber elected to exercise the rights to exchange the entire principal amount of the Convertible Note for 3,322,260 shares of common stock of the
Company. The Company issued the aforesaid 3,322,260 shares of common stock bearing customary restrictive legend to the Subscriber on December 1, 2009 accordingly and the Subscriber has become a shareholder of the Company.

As of the date hereof, the Company has 19,280,057 shares of common stock issued and outstanding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

Date: December 3, 2009	By:	Alan Li
	Name:	Alan Li
	Title:	Chief Executive Officer